UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: May 21, 2025

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Cellectis S.A.

The information included in this report on Form 6-K under the caption “—Board Change” below shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (No. 333-265826 and 333-284302) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717, 333-258514, 333-267760, 333-273777 and 333-284301), to the extent not superseded by documents or reports subsequently filed.

Combined General Meeting

Cellectis S.A. (the “Company”) will hold its Combined General Meeting of Shareholders on June 26, 2025 beginning at 2:30 p.m. (Paris time) at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France.

Additional information regarding the Combined General Meeting of Shareholders will be available to shareholders on the Company’s website in the Investors section (https://www.cellectis.com/en/investors/general-meetings/).

The Company’s Notice of Combined General Meeting of Shareholders, which is attached as an Exhibit hereto, is incorporated by reference herein.

Board Change

Pierre Bastid has notified the Company of his resignation from the Board of Directors, effective as of the close of the Company’s Combined General Meeting of Shareholders. Mr. Bastid’s resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

EXHIBITS

Exhibit	Title
99.1	Notice of Combined Shareholders’ Meeting (including Text of Resolutions)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.

May 21, 2025	By:	/s/ André Choulika
André Choulika
Chief Executive Officer